SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Organizational Instrument
Type:			Phase:
Institutional Policy			Current
Title:			Number and Version:
DISTRIBUTION OF DIVIDENDS			PI0031 – V.1
Issuer Area:	Approved by:	Validity of the 1st version:	Validity of this version:
PI	DANTE RAGAZZI PAULI - DRPAULI	May 9th, 2018	May 9th, 2018
Related Areas (Scope):		Processes:
SABESP		-

1.     Introduction

This institutional policy establishes the rules in order to guide the Company’s process for the distribution of dividends.

2.     Purpose

2.1      Establishing guidelines to lead the company in the process of distribution of dividends, as set forth in Item V of Article 8 of the Federal Law 13303/2016.

2.2      Disclosing to all interest parties, shareholders and investors, the Company’s guidelines for the distribution of dividends

3.     Guidelines

3.1      The Company’s fiscal year has twelve (12) months, starting on January 1 and ending on December 31 of each year.

3.2      Common shares will be entitled to a minimum mandatory dividend of twenty-five percent (25%) of the fiscal year’s net income, after the deductions established or authorized by law, until the universalization of basic sanitation services in the operated area is reached.

3.3      Dividends may be paid by the Company as Interest on Equity - IoE.

3.3.1      The portion of the dividends paid as Interest on Equity will be calculated according to the provisions of Article 9 of Federal Law 9249/1995 and is subject to withholding income tax, which will be considered as an additional dividend.

3.4      Five per cent (5%) of the net profit will be primarily, before any other allocation, used in the legal reserve, which shall not exceed twenty per cent (20%) of the share capital, as established by Article 193 of Federal Law 6404/1976.

3.5      The proposal for the distribution of dividends must take into account:

-       the need for investments to universalize the basic sanitation services;

-       the fulfilment of the Company’s corporate purpose, as set forth in its Bylaws;

-       the cash generation and requirement; and

-       the Company’s economic and financial sustainability.

3.6      The Board of Directors is responsible for resolving on the statement of Interest on Equity and/or distribution of dividends, not exempting the Shareholders’ Meeting from ratifying such resolution.

3.7      The Fiscal Council is responsible for issuing a legal opinion on the Management's Proposal to be submitted to the Shareholders’ Meeting, on the matter of the distribution of dividends

3.8      The Board of Directors may propose to the Shareholders’ Meeting the allocation of the remaining balance of the fiscal year’s profit to create an investment reserve, as set forth in the Bylaws and in the current law.

Organizational Instrument
Type:			Phase:
Institutional Policy			Current
Title:			Number and Version:
DISTRIBUTION OF DIVIDENDS			PI0031 – V.1
Issuer Area:	Approved by:	Validity of the 1st version:	Validity of this version:
PI	DANTE RAGAZZI PAULI - DRPAULI	May 9th, 2018	May 9th, 2018
Related Areas (Scope):		Processes:
SABESP		-

3.9      The allocation of the fiscal year’s net profit and of the distribution of dividends shall be submitted to the Ordinary Shareholders’ Meeting, held annually, on the first four months after the end of the fiscal year.

3.10   Pursuant to Article 205 of Federal Law 6404/1976, the Company will pay the dividend due to the common shares held by the person that, at the date of the dividend statement, is registered as the share’s owner or beneficial owner.

The date of the statement will be the same in which the Annual Shareholders’ Meeting will be held.

3.11   The dividend will be paid, unless otherwise resolved by the Annual Shareholders’ Meeting, within 60 (sixty) days as of date of the statement and, in any case, within the fiscal year.

3.12   The payment of the dividend will be made through the bank checking account held in the name of the shareholder, through the depositary financial institution or through any other means provided by law.

3.13   The dividends approved will not accrue interest and, if not claimed within three (3) years from the date of the Shareholders’ Meeting that approved them, will expire and be returned to the Company.

4.     Supplements

Attachments Mentioned (Attachments’ Base)	Documents Mentioned	Record Information
-	-	-
Files Attached (Additional Files of the Organizational Instrument)
-

Appendix	Number
Definitions	0001
Linked to:
PI0031v01 – Distribution of Dividends
Description

Universalisation of basic sanitation services

Water Services

Universalisation: 98% for coverage area and 95% for service provision

Sewage Services

Universalisation: 95% for coverage area, greater than 90% for sewage collection and 95% for sewage treatment

Source: Executive Board’s Resolution 0271/2016

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 28, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.